Louis A. Brilleman, P.C.
110 Wall Street, 11th Floor
New York, NY 10005-3817
Phone: 212-709-8210
Fax: 212-943-2300

December 14, 2009

VIA EDGAR

Mr. David R. Humphrey
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:          Coda Octopus Group, Inc. (the “Company”)
Form 10-K for the year ended October 31, 2008
(the “Form 10-K”)
File No. 000-52815

Dear Mr. Humphrey:

This letter is in response to the letter dated October 29, 2009 by the accounting staff of the Securities and Exchange Commission (the “Staff”).  That letter contained comments on the responses of the Company dated October 19, 2009 to earlier Staff comments.

1.     In February 2009, the Company embarked on a cost reduction program that is expected to yield annualized savings as of October 31, 2009, as follows:

Reduction in Research and Development:	$0.322 mln.

Reductions in other SG&A costs	$3,062 mln.

Total SG&A	$3,383 mln.
(slightly above the figure set forth the Form 10K)

Additional Reductions:

Reductions in Capital Expenditure	$0.179 mln.

Based upon the internal management reports for the year ended October 31, 2009, the Company believes that the following cost reductions against budget were achieved during each of the quarters:

Mr. David R. Humphrey
Securities and Exchange Commission
December 14, 2009

Quarter Ended January 31, 2009	$237,000,
Quarter Ended April 30, 2009	$419,000
Quarter Ended July 31, 2009	$750,000
Quarter Ended October 31, 2009	$707,000

Total of cost saving against budget
during the year ended October 31, 2009	$2,113,000

The Company undertakes to expand its discussion on the cost reduction program and its results in future filings.

2.      The Company has taken note of the Staff’s comments and undertakes to rectify this disclosure in future filings.  The Company advises the Staff that it evaluates the impairment of Goodwill separately for each reporting segment.

3.      The Company advises the Staff that its policy is to test its goodwill balances for impairment on an annual basis, in the fourth quarter of each year, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

As disclosed in the Company’s prior filings, the goodwill assets arose solely from the acquisition of two wholly owned subsidiaries that comprise the Company’s professional services reporting units- Martech and Colmek. In evaluating whether the events or circumstances had changed during the quarter ended July 31, 2009 to the extent that it may indicate impairment of the goodwill asset requiring a test for impairment, the Company considered the following :

•
The Company performed its annual impairment test according to the pronouncements in ASC 350 “ Intangibles – goodwill and other” for FYE October 31, 2008 by an experienced consultant. During the quarter ended July 31, 2009, it reviewed the assumptions used in the annual impairment test. The Company compared the results of the annual impairment test to its current operations and noted no material changes in the assumptions used that require the Company to perform further testing for impairment.

•
Management noted that the shares of similar entities operating in the sectors serviced by Martech and Colmek traded at approximating 1 to 1.2 times annual recurring sales. Management believes that based on these informal metrics the fair value of the individual reporting units exceeds the current carrying value of goodwill.

•	There has been no change in the day to day operations of Martech and Colmek

•	There has been no change in the regulatory or legal environment the could have an negative impact on the Martech or Colmek’ operations.

•	As of the date the quarterly report of SEC Form 10Q as filed, Colmek and Martech had secured contracts for future services (i.e, “backlog”) of approximately $ 1,596,000 and $ 715,000 respectively.

•	Both Colmek and Martech project operating income and cash flows for the next 12 months.

Mr. David R. Humphrey
Securities and Exchange Commission
December 14, 2009

•	The Company has no current plans to dispose of the Martech or Colmek at prices below their respective carrying values.

Accordingly, based upon the above observations and facts, the Company does not believe that events or changes in circumstances indicate that the asset might be impaired as of July 31, 2009

Note 8 Capital Stock
Series A  Preferred Stock, page F-17

4.      The original transaction was concluded in GBP at a price of £32,000.  The fixed exchange rate at which the Preferred Stock was issued is $1.77 to GPB 1.00.  This is equivalent to 320 Series A Preferred Stock (GBP 100.00 each).  320 units of Series A Preferred Stock were issued in exchange for consultancy services provided by a consultant to the Company.

Note 15 Segment Information, page F-25

5.      The Company has taken note of the Staff’s comment and it undertakes in future filings to include in the Segment Information disclosure the “Total” column that ties directly to the face of the consolidated financial statements.

6.      The “gross profit” figure remained in the Corporate column in error after the Company had reclassified the revenue in accordance with previous comment number 14 in the Staff’s letter dated September 9, 2009. The Company undertakes to correct the error in future filings.

The table below details the breakdown of Corporate SG&A for the year and the latest interim date.

	FY2009 to July		FY 2008 to October
	$		$

Rent & Utlilities		160,744		156,560
Office Expenses		150,954		332,611
Payroll		1,377,743		2,055,700
Insurance		194,580		106,226
Professional Fees		667,961		1,578,088
Forex		38,765		642,935
Marketing		279,909		824,593
Amortization		-		198,186
Stock Compensation		300,369		939,286
Travel Expenses		134,506		364,870
Sale of Asset		1,080		3,810

		$3,306,610		$7,202,865

Mr. David R. Humphrey
Securities and Exchange Commission
December 14, 2009

All of the above costs, excluding amortization and sale of assets, were incurred either by (up to 10) corporate staff at our New York headquarters, European Headquarters, or our Washington Government Relations office. None were incurred at any operational unit or in direct support of any single operational unit. Principal functions were, CEO, CFO & Corporate Finance, Government Relations, Investor Relations, Human Resource, & Market Development.

Please note that the Jody Frank is no longer with the Company.  Therefore, kindly address future correspondence to Geoffrey Turner.

Please contact the undersigned at 212-709-8210 if you need any addition al information.

Very truly yours,

/s/ Louis A. Brilleman

cc: Geoffrey Turner
      (Coda Octopus Group, Inc.)